Exhibit 99.149

Skeena Intersects 27.04 g/t Au over 12.50 metres at Snip Gold Project

Vancouver, BC (August 4, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report diamond drill core results from the 2021 Phase 3 infill and exploration drilling program at the Snip gold project (“Snip” or the “Project”) located in the Golden Triangle of British Columbia. The Phase 3 program is designed to upgrade areas of existing Inferred resources from the Company’s 2020 Mineral Resource Estimate (MRE), to the Measured and Indicated categories. Reference images are presented at the end of this release as well as on the Company’s website.

Snip 2021 Phase 3 Drilling Highlights:

•	390.00 g/t Au over 0.80 m (UG21-178)

•	109.89 g/t Au over 1.19 m (UG21-180)

•	29.31 g/t Au over 4.17 m (UG21-181)

•	85.51 g/t Au over 3.50 m (UG21-182)

•	85.91 g/t Au over 4.00 m (UG21-183)

•	84.68 g/t Au over 1.94 m (UG21-184)

•	164.50 g/t Au over 1.00 m (UG21-189)

•	693.00 g/t Au over 0.50 m (UG21-192)

•	27.04 g/t Au over 12.50 m (UG21-202)

•	83.87 g/t Au over 2.44 m (UG21-205)

•	74.59 g/t Au over 2.76 m (UG21-214)

True widths range from 60-100% of reported core lengths. Length weighted Au composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au assays informing the length-weighted Au composites. Samples below detection limit were nulled to a value of zero.

Additional Footwall Mineralization Intersected with Infill Drilling

Infill drilling in the eastern footwall of the Snip deposit has confirmed and upgraded the modelled vein mineralization from the Company’s 2020 MRE, as highlighted by intersection 27.04 g/t Au over 12.50 m, including high tenor subintervals grading 209.00 g/t Au over 0.67 m and 203.00 g/t Au over 0.69 m (UG21-202). This drill hole is located only metres away from partially sampled 1998 historical drill hole, which due to a lack of sampling, only reported 2.11 g/t Au over 0.80 m (B570-2). Furthermore, UG21-202 is drilled parallel to another incompletely sampled historical drill hole UG-1623 which was drilled in 1997. The latter drill hole was only sampled over a 4.70 m interval that averaged 5.29 g/t Au. The incompletely sampled historical drill holes form the basis of the Company’s 2020 MRE in this area.

Implications of Selective Sampling

The historical drilling database that was inherited from the previous operators of the Snip Project is plagued with incompletely sampled drill holes. During resource estimation, best practices dictate that unsampled intervals be nulled to a value of zero grade. Unfortunately, during the reclamation of the Snip Mine, all drill core was destroyed, hence no physical records remain for modern QAQC validation or resampling purposes. As such, a small portion of the Company’s 2021 infill drilling program is designed to confirm the historical drill database and add confidence to the existing MRE. The significance of the new intersections as exemplified by UG21-202 is twofold. Primarily, the new drilling provides spatial confidence to the resource as currently modelled. Secondly, the improved widths and grades have the potential to translate into larger volumes (tonnage) in subsequent resource estimates. These considerations combined with the newly enhanced grade in this area, may ultimately translate into increased ounces.

Further High-Grade Mineralization Intersected in Footwall Corridor

Additional results from the previously reported high-grade vein discovery on the 412 Level of the Snip Mine are highlighted by 109.89 g/t Au over 1.19 m (UG21-180), 29.31 g/t Au over 4.17 m (UG21-181), 85.51 g/t Au over 3.50 m (UG21-182), 84.68 g/t Au over 1.94 m (UG21-184) and 164.50 g/t Au over 1.00 m (UG21-189). This cluster of previously unidentified, high-grade intersections have been intercepted during the Company’s Phase 3 infill program. A total of 21 fanned underground drill holes were collared from this single drill station and were purposed to recategorize Inferred Resources in the deeper footwall rocks. New high-grade veining intersections were discovered by all holes only metres into the face possessing above average grades and widths as highlighted by previously reported intersection 110.22 g/t Au over 4.41 m which included 730.00 g/t Au over 0.58 m (UG21-177). This newly drilled mineralization is open for expansion up dip 25 m and greater than 100 m downdip due to a lack of drill hole sampling by previous operators. The westward strike extension is open for 40 m. High tenor intersections in the deeper footwall rocks have also corroborated the modelled Inferred mineralization as demonstrated by intersections 390.00 g/t Au over 0.80 m (UG21-178), 164.50 g/t Au over 1.00 m (UG21-189) and 126.50 g/t Au over 0.73 m (UG21-182).

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, the Company continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Snip Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and John Tyler P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Snip Project Phase II 2021 Length-Weighted Drill Hole Gold Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
UG21-178	2.50	3.00	0.50	2.33
UG21-178	5.00	6.00	1.00	33.80
UG21-178	14.50	15.37	0.87	3.30
UG21-178	49.00	51.50	2.50	9.29
INCLUDING	50.50	51.50	1.00	16.30
UG21-178	55.70	56.50	0.80	390.00
UG21-178	59.50	61.00	1.50	20.54
INCLUDING	59.50	60.35	0.85	30.70
UG21-178	68.90	70.00	1.10	7.27
UG21-179	5.00	6.00	1.00	4.04
UG21-179	8.00	9.00	1.00	9.64
UG21-179	14.00	15.50	1.50	4.57
UG21-179	35.50	37.00	1.50	2.24
UG21-179	44.50	46.00	1.50	2.20
UG21-179	53.50	54.50	1.00	4.35
UG21-179	57.43	58.00	0.57	8.61
UG21-179	59.50	61.00	1.50	20.50
INCLUDING	59.50	60.25	0.75	29.00
AND	60.25	61.00	0.75	12.00
UG21-180	3.00	4.00	1.00	5.24
UG21-180	5.45	6.64	1.19	109.89
INCLUDING	5.45	6.00	0.55	155.50
AND	6.00	6.64	0.64	70.70
UG21-180	72.00	73.50	1.50	4.38
UG21-180	97.00	98.00	1.00	12.20
UG21-180	111.00	112.00	1.00	6.34
UG21-181	2.00	6.17	4.17	29.31
INCLUDING	4.77	5.54	0.77	18.55
AND	5.54	6.17	0.63	162.50
UG21-181	62.50	64.00	1.50	4.09
UG21-181	93.00	94.50	1.50	2.07
UG21-181	108.00	109.50	1.50	2.74
UG21-182	2.50	6.00	3.50	85.51
INCLUDING	2.50	3.50	1.00	14.95
AND	3.50	4.00	0.50	220.00
AND	4.00	4.50	0.50	42.70
AND	4.50	5.00	0.50	14.30
AND	5.00	5.50	0.50	223.00
AND	5.50	6.00	0.50	68.70
UG21-182	9.50	10.50	1.00	3.29
UG21-182	41.77	42.50	0.73	126.50
UG21-182	55.50	56.50	1.00	6.63

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
UG21-182	98.50	100.00	1.50	2.17
UG21-183	3.50	7.50	4.00	85.91
INCLUDING	3.50	4.50	1.00	37.00
AND	6.15	6.65	0.50	255.00
AND	6.65	7.50	0.85	197.50
UG21-183	40.50	42.00	1.50	3.58
UG21-183	64.50	67.50	3.00	4.48
UG21-183	96.00	97.50	1.50	2.23
UG21-184	2.00	3.94	1.94	84.68
INCLUDING	3.37	3.94	0.57	279.00
UG21-184	39.40	40.45	1.05	11.60
UG21-184	56.50	58.00	1.50	6.22
UG21-184	113.50	115.00	1.50	6.34
UG21-185	4.50	7.50	3.00	17.40
INCLUDING	4.50	5.50	1.00	18.10
AND	6.21	6.83	0.62	43.10
UG21-186	3.00	4.50	1.50	2.56
UG21-186	5.57	6.50	0.93	37.20
UG21-186	54.32	54.82	0.50	2.51
UG21-186	56.00	58.50	2.50	4.70
UG21-186	64.32	65.16	0.84	2.79
UG21-187	2.50	4.00	1.50	31.80
INCLUDING	2.50	3.50	1.00	13.20
AND	3.50	4.00	0.50	69.00
UG21-187	42.00	43.00	1.00	2.90
UG21-187	49.00	49.82	0.82	21.40
UG21-187	51.70	52.50	0.80	2.09
UG21-187	91.00	92.00	1.00	2.33
UG21-187	112.50	113.00	0.50	102.50
UG21-187	123.00	124.00	1.00	2.57
UG21-188	3.00	4.00	1.00	2.52
UG21-188	7.00	8.00	1.00	4.77
UG21-188	68.00	69.00	1.00	18.90
UG21-189	3.00	4.50	1.50	14.27
INCLUDING	3.76	4.50	0.74	23.30
UG21-189	14.50	15.50	1.00	5.97
UG21-189	57.00	58.00	1.00	164.50
UG21-190	0.00	0.75	0.75	2.18
UG21-190	92.50	93.50	1.00	12.05
UG21-190	107.40	108.30	0.90	2.01
UG21-190	118.10	119.60	1.50	3.10
UG21-190	124.60	131.00	6.40	3.23
UG21-191	18.85	20.00	1.15	2.89
UG21-191	89.42	90.26	0.84	2.65
UG21-191	95.42	96.15	0.73	15.95
UG21-191	119.00	120.50	1.50	3.44
UG21-192	84.00	85.50	1.50	16.95
UG21-192	95.73	96.62	0.89	35.50
UG21-192	110.00	110.50	0.50	693.00
UG21-193	35.50	37.00	1.50	3.88
UG21-193	83.50	86.50	3.00	6.54

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
INCLUDING	83.50	85.00	1.50	10.45
UG21-193	107.50	109.00	1.50	2.84
UG21-194	74.90	75.42	0.52	4.08
UG21-194	83.30	84.00	0.70	9.77
UG21-194	87.00	90.00	3.00	15.92
INCLUDING	87.00	88.00	1.00	19.45
AND	89.00	90.00	1.00	28.20
UG21-195	88.30	89.00	0.70	8.47
UG21-195	92.00	95.00	3.00	6.70
UG21-196	58.50	60.00	1.50	2.29
UG21-196	105.00	106.50	1.50	3.32
UG21-197	53.00	54.50	1.50	2.30
UG21-197	82.80	84.30	1.50	3.17
UG21-197	86.80	87.30	0.50	3.14
UG21-197	97.60	98.10	0.50	3.15
UG21-197	106.30	107.30	1.00	3.96
UG21-197	108.80	109.67	0.87	2.74
UG21-198	26.00	27.00	1.00	5.74
UG21-198	78.00	78.73	0.73	2.39
UG21-198	88.62	93.00	4.38	3.93
UG21-199	13.50	14.40	0.90	3.58
UG21-199	21.00	21.70	0.70	2.89
UG21-199	33.00	34.00	1.00	2.63
UG21-199	154.50	156.00	1.50	6.02
UG21-200	9.00	9.58	0.58	2.41
UG21-200	62.50	64.00	1.50	3.05
UG21-200	75.00	76.50	1.50	4.56
UG21-201	47.00	48.00	1.00	4.85
UG21-201	62.00	63.00	1.00	2.45
UG21-202	41.00	42.00	1.00	16.00
UG21-202	52.50	65.00	12.50	27.04
INCLUDING	54.50	55.50	1.00	11.45
AND	58.64	59.31	0.67	209.00
AND	59.31	60.00	0.69	203.00
UG21-203	14.68	15.18	0.50	10.60
UG21-204	28.00	31.00	3.00	4.97
INCLUDING	29.50	30.33	0.83	13.30
UG21-204	37.00	39.50	2.50	2.64
UG21-205	13.50	15.00	1.50	4.41
UG21-205	23.00	24.11	1.11	4.88
UG21-205	28.30	29.50	1.20	12.80
UG21-205	31.00	32.50	1.50	6.28
UG21-205	34.00	36.44	2.44	83.87
INCLUDING	34.00	35.50	1.50	134.50
UG21-205	47.38	47.90	0.52	9.10
UG21-206	34.50	35.40	0.90	17.85
UG21-206	41.00	44.00	3.00	5.25
UG21-206	76.00	77.00	1.00	3.18
UG21-207	18.00	19.32	1.32	3.61
UG21-207	30.00	31.50	1.50	5.43
UG21-207	49.50	50.09	0.59	5.75

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
UG21-208	33.43	34.00	0.57	9.87
UG21-208	42.50	43.50	1.00	2.21
UG21-209	5.00	6.00	1.00	2.88
UG21-209	37.50	39.00	1.50	6.86
UG21-209	100.50	101.19	0.69	4.57
UG21-209	137.50	139.00	1.50	19.95
UG21-210	32.00	33.50	1.50	2.31
UG21-211	30.00	31.50	1.50	6.28
UG21-211	43.50	44.25	0.75	42.90
UG21-211	48.00	48.83	0.83	6.45
UG21-212				NSA
UG21-213	0.00	1.50	1.50	4.17
UG21-213	35.50	38.00	2.50	3.12
UG21-213	41.00	44.00	3.00	8.36
UG21-213	45.50	46.50	1.00	24.80
UG21-214	12.00	13.50	1.50	6.35
UG21-214	18.00	20.76	2.76	74.59
INCLUDING	18.00	19.50	1.50	18.80
AND	19.50	20.76	1.26	141.00
UG21-214	28.00	30.50	2.50	4.85
UG21-214	33.00	34.50	1.50	5.36
UG21-215	13.50	15.00	1.50	2.09
UG21-215	18.00	18.71	0.71	2.35
UG21-215	20.00	21.50	1.50	4.21
UG21-215	28.00	30.23	2.23	8.95
INCLUDING	29.50	30.23	0.73	16.95
UG21-215	34.00	35.50	1.50	14.00
UG21-215	50.15	51.00	0.85	2.05
UG21-215	52.20	55.00	2.80	2.88
UG21-215	65.50	67.00	1.50	2.42
UG21-215	68.17	70.00	1.83	30.48
INCLUDING	68.17	68.90	0.73	71.80
UG21-215	76.00	76.97	0.97	7.31
UG21-215-A	68.30	69.14	0.84	55.80
UG21-215-A	74.50	76.00	1.50	4.74
UG21-215-A	92.50	93.51	1.01	2.47
UG21-215-A	104.50	105.57	1.07	2.27
UG21-216	25.50	27.00	1.50	8.72
UG21-216	28.24	30.50	2.26	6.43
INCLUDING	30.00	30.50	0.50	11.20
UG21-216	32.00	36.28	4.28	15.38
INCLUDING	32.00	32.50	0.50	109.50
UG21-217				NSA

True widths range from 60-100% of reported core lengths. Length weighted Au composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au assays informing the length-weighted Au composites. Samples below detection limit were nulled to a value of zero. NSA – No Significant Assays.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
UG21-178	4673.5	2227.7	478.8	70.0	360.0	29.1
UG21-179	4673.5	2227.7	478.6	61.0	360.0	23.0
UG21-180	4673.3	2228.1	478.0	136.5	0.0	5.0
UG21-181	4673.3	2228.4	477.3	129.0	360.0	-7.0
UG21-182	4673.4	2228.2	477.0	130.0	0.0	-30.0
UG21-183	4673.6	2228.1	478.2	141.0	2.0	14.1
UG21-184	4673.6	2228.1	476.7	130.0	12.0	-35.0
UG21-185	4673.7	2227.7	478.8	61.0	15.0	29.3
UG21-186	4673.8	2228.0	478.0	78.0	14.7	10.4
UG21-187	4673.4	2228.2	477.4	130.5	20.1	-15.1
UG21-188	4673.6	2228.1	478.2	78.0	24.9	-23.0
UG21-189	4673.2	2228.4	477.7	72.0	35.0	-0.1
UG21-190	4845.7	2192.1	416.8	146.6	352.5	23.0
UG21-191	4845.7	2192.1	416.8	135.0	0.1	7.1
UG21-192	4845.7	2192.1	416.8	131.5	4.1	13.1
UG21-193	4845.7	2192.1	416.8	132.0	356.0	-4.2
UG21-194	4845.7	2192.1	416.8	126.0	4.1	1.1
UG21-195	4845.7	2192.1	416.8	123.8	10.0	-4.0
UG21-196	4845.7	2192.1	416.8	120.0	4.0	-12.1
UG21-197	4845.7	2192.1	416.8	137.8	10.0	19.0
UG21-198	4845.7	2192.1	416.8	129.0	10.2	7.3
UG21-199	4845.7	2186.2	417.5	162.0	187.0	-6.0
UG21-200	4845.7	2186.2	417.5	159.0	175.6	6.1
UG21-201	4787.6	2307.6	537.8	64.0	177.3	28.7
UG21-202	4787.5	2307.8	538.7	65.0	177.3	51.2
UG21-203	4800.1	2235.8	499.5	25.0	179.2	11.9
UG21-204	4799.9	2236.0	499.8	50.5	181.6	20.6
UG21-205	4799.9	2236.6	500.4	51.5	180.6	36.1
UG21-206	4762.6	2220.9	492.3	90.0	358.2	17.5
UG21-207	4762.8	2214.5	492.6	61.5	180.7	2.9
UG21-208	4787.7	2307.5	537.9	76.0	177.3	28.7
UG21-209	4845.7	2186.2	417.5	144.0	186.0	6.0
UG21-210	4845.7	2186.2	417.5	146.0	186.0	15.1
UG21-211	4800.1	2235.7	499.4	60.5	180.2	11.9
UG21-212	4887.6	2297.3	505.8	21.0	178.6	-28.3
UG21-213	4887.6	2299.0	505.4	60.5	181.0	-51.7
UG21-214	4838.7	2290.2	507.9	37.0	185.9	29.7
UG21-215	4838.7	2290.2	508.1	90.0	188.9	29.7
UG21-215-A	4838.5	2289.6	507.5	139.0	188.9	29.7
UG21-216	4887.6	2297.3	505.8	61.5	180.1	-28.2
UG21-217	4881.8	2302.4	506.6	9.0	359.0	-0.2

SNIP PROJECT
SECTION LOCATION MAP
AUGUST 2021
FOOTWALL ZONES
UG21-182
UG21-184
UG21-186
UG21-187
UG21-188
UG21-189
UG21-181
UG21-180
UG21-179
UG21-183
UG21-178
UG21-185
UG21-206
UG21-207
UG21-202
UG21-201
UG21-208
UG21-214
UG21-217
UG21-215-A
UG21-215
UG21-205
UG21-203
UG21-204
UG21-211
UG21-213
UG21-212
UG21-216
UG21-191
UG21-192
UG21-193
UG21-200
UG21-190
UG21-194
UG21-195
UG21-199
UG21-196
UG21-197
UG21-198
UG21-209
UG21-210
TWIN ZONES
VERTICAL SECTION 4790E
2020 AU RESOURCES
(PROJECTED TO SURFACE)
HISTORIC UNDERGROUND MINE DEVELOPMENT
0
100
200
300
400
500 Meters

SNIP PROJECT
TWIN AND FOOTWALL ZONES
VERTICAL SECTION 4790E
15 METRE SECTION ENVELOPE
LOOKING MINE GRID WEST
50 METRES
HISTORIC UNDERGROUND MINE DEVELOPMENT
2020 AU RESOURCES
2020-2021 SKEENA DRILL INTERCEPT (G/T AU / METRES)
HISTORIC DRILL INTERCEPT (G/T AU / METRES)
UNSAMPLED HISTORICAL INTERVAL
UG21-202:
27.04 g/t Au over 12.50 metres
UG-1623 (1997)
5.29 g/t Au over 4.70 metres
(incomplete sampling)
B570-2 (1998)
2.11 g/t Au over 0.80 metres
(incomplete sampling)
UNEXPLORED
TWIN ZONE
FOOTWALL VEINS
UG-1080
UG-1248
UG-1624
UG-1625
UG-1250
B570-2
B570-3
UG21-202
UG21-201
7.01 / 1.50
89.75 / 0.50
5.75 / 0.90
4.40 / 0.60
38.05 / 0.70
52.30 / 0.40
3.11 / 1.45
32.80 / 0.40
5.46 / 1.70
1.47 / 0.70
3.75 / 1.35
1.70 / 0.50
3.24 / 1.60
2.00 / 0.90
2.00 / 1.00
8.10 / 0.45
8.93 / 1.80
4.43 / 3.90
6.60 / 1.00
4.90 / 0.60
5.60 / 5.30
6.80 / 2.80
4.85 / 0.40
4.66 / 2.90
1.04 / 1.75
1.25 / 1.20
5.05 / 0.60
5.03 / 1.50
2.86 / 0.35
550 mASL
700 mE
750 mE